Exhibit (a)(1)(G)

News Release

Media Contacts:	Ian McConnell (973) 901-5722	Investor Contacts:	Peter Dannenbaum (908) 740-1037

	Sienna Choi (908) 873-4311		Raychel Kruper (908) 740-2107

Merck Begins Tender Offer to Acquire Pandion Therapeutics

KENILWORTH, N.J., March 4, 2021 – Merck (NYSE: MRK), known as MSD outside the United States and Canada, is commencing today, through a subsidiary, a cash tender offer to purchase all outstanding shares of common stock of Pandion Therapeutics, Inc. (Nasdaq: PAND). On Feb. 25, 2021, Merck announced its intent to acquire Pandion.

Upon the successful closing of the tender offer, stockholders of Pandion will receive $60 in cash for each share of Pandion common stock validly tendered and not validly withdrawn in the offer, without interest and less any required withholding taxes. Following the purchase of shares in the tender offer, Pandion will become a subsidiary of Merck.

Merck will file today with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO, which provides the terms of the tender offer. Additionally, Pandion will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of the Pandion board of directors that their stockholders accept the tender offer and tender their shares.

The tender offer will expire at one minute past 11:59 pm Eastern Time on March 31, 2021, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is subject to certain conditions, including the tender of shares representing at least a majority of the total number of Pandion’s shares of fully-diluted common stock, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. The transaction is expected to close in the first half of 2021.

Additional Information About the Tender Offer

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Pandion Therapeutics, Inc. (“Pandion”) or any other securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed today by Merck Sharp & Dohme Corp. and Panama Merger Sub, Inc., a wholly-owned subsidiary of Merck, with the SEC, and a solicitation/recommendation statement on Schedule 14D-9 will be filed today by Pandion with the SEC. The offer to purchase shares of Pandion common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the offer, which will be named in the tender offer statement. Additional copies of the tender offer materials may be obtained at no charge by contacting Merck at 2000 Galloping Hill Road, Kenilworth, N.J., 07033 or by

phoning (908) 423-1000. In addition, Merck and Pandion file annual, quarterly and current reports and other information with the SEC. Merck’s and Pandion’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

About Merck

For 130 years, Merck, known as MSD outside of the United States and Canada, has been inventing for life, bringing forward medicines and vaccines for many of the world’s most challenging diseases in pursuit of our mission to save and improve lives. We demonstrate our commitment to patients and population health by increasing access to health care through far-reaching policies, programs and partnerships. Today, Merck continues to be at the forefront of research to prevent and treat diseases that threaten people and animals – including cancer, infectious diseases such as HIV and Ebola, and emerging animal diseases – as we aspire to be the premier research-intensive biopharmaceutical company in the world. For more information, visit www.merck.com and connect with us on Twitter, Facebook, Instagram, YouTube and LinkedIn.

Forward-Looking Statement of Merck & Co., Inc., Kenilworth, N.J., USA

This news release of Merck & Co., Inc., Kenilworth, N.J., USA (the “company”) includes statements that are not statements of historical fact, or “forward-looking statements,” including with respect to the company’s proposed acquisition of Pandion. Such forward-looking statements include, but are not limited to, the ability of the company and Pandion to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, the company’s and Pandion’s beliefs and expectations and statements about the benefits sought to be achieved in the company’s proposed acquisition of Pandion, the potential effects of the acquisition on both the company and Pandion, the possibility of any termination of the merger agreement, as well as the expected benefits and success of Pandion’s product candidates. These statements are based upon the current beliefs and expectations of the company’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Pandion’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Pandion’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of the global outbreak of novel coronavirus disease (COVID-19); challenges inherent in new product development, including obtaining regulatory approval; and the company’s ability to accurately predict future market conditions.

The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the company’s 2020 Annual Report on Form 10-K and the company’s other filings with the SEC available at the SEC’s Internet site (www.sec.gov).

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